August 16, 2017

VIA EDGAR

Barbara Jacobs, Assistant Director

Jeff Kauten, Staff Attorney

Katherine Wray, Staff Attorney

Craig D. Wilson, Senior Assistant Chief Accountant

Morgan Youngwood, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitauto Holdings Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2016 (the “2016 20-F”) Filed April 28, 2017 (File No. 001-34947)

Dear Ms. Jacobs, Mr. Kauten, Ms. Wray, Mr. Wilson, and Mr. Youngwood:

The Company has received the letter dated August 7, 2017 from the staff of the Securities and Exchange Commission regarding the Company’s 2016 20-F. The Company would like to request an extension to the deadline for its responses to the letter. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than September 4, 2017.

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at (8610) 6849-2298 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863, respectively. Thank you very much.

Very truly yours,

/s/Cynthia Kun He
Cynthia Kun He
Chief Financial Officer
Bitauto Holdings Limited

cc:	Bin Li, Chairman and Chief Executive Officer, Bitauto Holdings Limited

Xuan Zhang, President, Bitauto Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian LLP

Sunny Dong, PricewaterhouseCoopers Zhong Tian LLP